SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
February 20th, 2006
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ✓      Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes         No ✓
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated February 20th, 2007

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

19 February, 2007
SCOR acquires 32.9% of Converium to create a Top 5 global multi-line reinsurer
SCOR announces that it has acquired 32.9% of the share capital of Converium Holding AG.
SCOR strongly believes that the combination of Converium and SCOR is a unique strategic opportunity to create a Top 5 global multi-line reinsurer in this time of market consolidation. This combination is based on very strong industrial, economic and financial rationales.
SCOR has irrevocably secured 32.9% of the share capital of Converium: 8.3% through direct market purchases and 24.6% through share purchase agreements, the consummation of which is subject to regulatory approvals. The consideration for the block acquisitions consists of 20% cash and 80% newly issued SCOR shares, collectively representing a price of CHF21.1 per Converium share based on the closing share price of SCOR on Friday, February 16, 2007.
SCOR has approached the Converium Board of Directors and its management to discuss the compelling proposal to combine the companies and to solicit the Board’s recommendation for a full offer on Converium. SCOR regrets the Converium Board’s initial reaction to the proposal that was published earlier today.
SCOR is fully convinced that the combination of Converium and SCOR is in the best interest of both companies, their shareholders and stakeholders.
This press release does not constitute an offer to sell or to purchase securities, nor a solicitation of an offer to sell or to purchase securities, whether in the context of a public offer on the shares of Converium Holdings AG (“Converium”) or otherwise in France or in any jurisdiction where such offer, solicitation or sale may be unlawful. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this press release should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, SCOR S.A. (“SCOR”) disclaims any responsibility or liability for the violation of such restrictions by any persons.
Admission to trading of the newly issued shares of SCOR to be issued in consideration of the block acquisitions on the Eurolist market by Euronext Paris S.A. will be requested by SCOR and a prospectus presenting the transaction will be registered with the French Autorité des Marchés Financiers (the “Document E”). The Document E will be published and made available at the latest 15 days prior to SCOR’s shareholders meeting called to approve the contribution. The publication and the availability of the Document E will be announced by a press release published on SCOR’s website (www.scor.com), on the Autorité des Marchés Financiers website (www.amf-france.org) and on Company News (www.companynewsgroup.com). The Document E will be available without charges at SCOR’s corporate headquarters, 1, avenue du Général de Gaulle, 92 800 Puteaux, France. The Document E will also be available on SCOR’s website and on the AMF’s website. Copies of the Document E will be addressed without charge upon request.
U.S. Restrictions
No offer is made in or into the United States. Accordingly, the information contained herein is not for publication or distribution in, into or from the United States, and persons receiving such information (including custodians, nominees and trustees) must not distribute or send it into or from the United States. No offer is extended to American Depository Shares representing rights to receive Converium Shares. This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. SCOR does not intend to register or offer its securities, or otherwise conduct an offer, in the United States or to U.S. persons.
U.K. Restrictions
This press release is to be directed only at persons in the U.K. who (a) have professional experience in matters relating to investments, (b) are falling within Article 49 (2)(a) to (d) (“high net worth companies, unincorporated associations, etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., this press release is not to be acted on or relied on by persons who are not relevant persons. In the U.K., any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Forward-looking statements
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitation, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties, and other factors, including the risk that the combination of SCOR and Converium may not be consummated. The following factors, among others, could cause actual results to differ materially from those described herein or from past results: the costs related to the transaction; inability to obtain, or meet conditions imposed for, required governmental and regulatory approvals and consents; the risk that the SCOR and Converium businesses will not be integrated successfully; other risks and uncertainties affecting SCOR’s and Converium’s businesses including, without limitation, the risk of future catastrophic events, economic and market developments, regulatory actions and developments, litigations and other proceedings.
This list is not exhaustive. Please refer to SCOR’s document de référence filed with the French Autorité des Marchés Financiers on March 27, 2006 under number D.06-159 for a description of certain additional important factors, risks and uncertainties that may affect the SCOR group’s business.
SCOR operates in a continually changing environment and new risks emerge continually. SCOR does not undertake and expressly disclaims any obligation to update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.